A.S.V., Inc.
Exhibit 11 — Computation of Earnings per Share
Years ended December 31, 2005, 2004 and 2003

	2005	2004	2003
Basic
Earnings
Net earnings	$27,898,153	$17,175,149	$8,717,903

Shares
Weighted average number of common shares outstanding	26,280,216	25,471,998	20,437,586

Earnings per common share	$1.04	$.67	$.43

Diluted
Earnings
Net earnings	$27,898,153	$17,175,149	$8,717,903

Shares
Weighted average number of common shares outstanding	26,280,216	25,471,998	20,437,586
Assuming exercise of options and warrants reduced by the number of shares which could have been purchased with the proceeds from the exercise of such options and warrants	1,445,025	1,353,002	1,933,780

Weighted average number of common and common equivalent shares outstanding	27,724,241	26,825,000	22,371,366

Earnings per common share	$1.01	$.64	$.39